Exhibit 99.4

NICE Robotic Process Automation Receives 2020 TMC Labs Innovation Award

NEVA impresses judges with its innovative functionality and ability to drive fast ROI

Hoboken, N.J., April 12, 2021 – NICE (Nasdaq: NICE) today announced that NEVA, its attended automation solution, has won the 2020 TMC Labs Innovation Award from CUSTOMER Magazine.  Part of the NICE Robotic Process Automation (RPA) offering, NEVA received the accolade for its impressive functionality and ability to deliver fast ROI, among others.

NICE Employee Virtual Attendant or NEVA  is the first employee-focused virtual attendant to hit the global market with the most comprehensive real-time integration and intelligence capabilities. With a proven track record of effectively supporting organizations’ operational and customer service needs, NEVA enables employees, both in the office and at home, to respond instantly and intuitively to customer queries while ensuring full compliance and processing accuracy. NICE was named a Leader by Everest Group and NEVA emerged as a top attended RPA offering in its RPA PEAK Matrix 2021 assessment. NEVA was also ranked as a Market Leader in Intelligent Attended RPA by Zinnov in their 2020 RPA leadership report.

Amardeep Modi, Practice Director at Everest Group, said, “NICE’s attended automation offering, NEVA, is a key contributor to NICE’s leading position in the RPA space and demonstrates the company’s focus on innovation. Clients have attested to NEVA as one of the company’s key strengths and appreciated its functionalities such as customizable callouts that help provide guidance to agents.”

“Congratulations to NICE for earning a 2020 TMC Labs Innovation Award. NEVA (NICE Employee Virtual Attendant) impressed us with its functionality, assistance in ensuring compliance, ability to reduce mundane contact center tasks, and capacity to help customers have their needs taken care of more quickly,” said Rich Tehrani, CEO, TMC. “The solution’s best feature may be its ROI, as well-designed RPA solutions pay for themselves quickly.”

“The past year has demonstrated just how important innovative technology such as NEVA is in preparing businesses to adjust to new and dynamic situations in an agile way”, Barry Cooper, President, NICE Enterprise Group said. “We believe industry recognition from organizations such as TMC serves to validate the strategy and success and are proud to be the recipient.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.